SECOND AMENDMENT TO EMPLOYMENT AGREEMENT

This **AMENDMENT TO EMPLOYMENT AGREEMENT** (the "Amendment") is made on the 18th day of March, 2010, between **PEOPLES BANK**, Newton, North Carolina, a North Carolina banking institution (the "Bank"), and **A. JOSEPH LAMPRON** (the "Employee") and is joined in by **PEOPLES BANCORP OF NORTH CAROLINA, INC.**, a North Carolina corporation (the "Holding Company").

W I T N E S S E T H

WHEREAS, the Bank and Employee, joined by the Holding Company, have previously entered into that certain Employment Agreement dated December 1, 2001 (as it may have heretofore been amended, the "Agreement") to set forth the terms of Employee's employment with the Bank and to provide for certain benefits upon the termination of such employment;

WHEREAS, Paragraph 13 of the Agreement provides, "No amendments or additions to this Agreement shall be binding unless in writing by both parties, except as herein otherwise provided"; and

WHEREAS, the Bank and Employee joined in by the Holding Company now desire to amend the Agreement through this Amendment as set forth herein.

NOW THEREFORE, the Bank and Employee joined in by the Holding Company hereby agree to amend the Agreement as follows:

I. Paragraph 8(2) of the Agreement is hereby deleted in its entirety and replaced by the following provision:

(2) The Employee's employment under this Agreement may be terminated at any time by a majority vote of the Directors or by the Employee upon sixty (60) days written notice to the Employee or the Bank, as the case may be. Upon such termination by the Employee or by the Directors "for cause," the Employee shall be entitled to receive compensation under this Agreement through the effective date of such termination and such other benefits, if any, as may be

provided by the terms of other plans and programs of the Bank in the event of termination.

Any such termination by the Directors other than termination "for cause" shall not prejudice the Employee's right to compensation or benefits under this Agreement. The Employee shall have no right to receive compensation or benefits for any period after termination "for cause." Termination "for cause" shall include termination because of the Employee's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar offenses), or final cease and desist order, or any material breach of any provision of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

PEOPLES BANK,
a North Carolina banking institution

By:

_____ (SEAL)
Tony W. Wolfe,
President/Chief Executive Officer

A. JOSEPH LAMPRON

_____ (SEAL)

The Foregoing Amendment is joined in and agreed to by Peoples Bancorp, Inc.

PEOPLES BANCORP, INC.,
a North Carolina corporation

By:

_____ (SEAL)
Tony W. Wolfe
President/Chief Executive Officer